EXHIBIT 99.1

Election to Equinor's board of directors

In a meeting in the corporate assembly of Equinor ASA (OSE:EQNR, NYSE:EQNR) on 26 November 2025 Jarle Roth was elected as new member of the board of directors of Equinor ASA.

Jarle Roth is elected as new member of the board of directors of Equinor ASA with effect from 1 December 2025 and is effective until the next ordinary election of members to the board of directors in June 2026.

Contacts:

  Nils Morten Huseby, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office,
  Sissel Rinde, +47 412 60 584.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.